EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	VI Acquisition Corp.					Midway Investors Holdings Inc.
(In thousands)	Year ended November 3, 2005	Year ended October 28, 2004		Period ended October 26, 2003		Period ended June 13, 2003

Fixed Charges:
Add:
Interest capitalized and expensed	$27,696	$25,702		$9,348		$9,749
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,255	5,373		371		4,926
Estimate of interest expense within rental expense	6,333	6,009		4,999		5,408
Total fixed charges	$35,284	$37,084		$14,718		$20,083

Earnings:
Add:
Pre-tax income (loss) from continuing operations	$3,601	$(5,437)		$(1,817)		$(6,556)
Fixed charges	35,284	37,084		14,718		20,083
Subtract:
Interest capitalized	495	193		23		92
Total earnings	$38,390	$31,454		$12,878		$13,435

Ratio of earnings to fixed charges	1.1	—	(1)	—	(1)	—	(1)
Amount by which earnings were insufficient to cover fixed charges	$—	$5,630		$1,840		$6,648

(1)                        For the referenced periods, the ratio of earnings to fixed charges was less that 1.0.  As a result, we have disclosed a calculation of the coverage deficiency.